FORM 4			UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP					OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response ...0.5
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. (Print or Type responses)			Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Siegel, Melvyn B. 7980 Bayshore Dr. Margate, NJ 08402)	2. Issuer Name and Ticker or Trading Symbol US Data Authority, Inc.					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) __x__ Director _____ 10% Owner _____ Officer (give _____ Other (Specify title below) below) _ _
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for (Month/Year) 8/2000
			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _ x_ Form filed by More than One Person
	Table I Non-Derivative Securities Beneficially owned
1. Title of Security (Instr. 3)	2. Tran-saction Date (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock, $.02 par value	7/5/00	J*		760,000	A	n/a	995,000	D
Common Stock, $.02 par value	7/5/00	J*		575,000	A	n/a	825,000	I	Through Patricia Siegel, wife
Common Stock, $.02 par value	7/5/20	J*		290,000	D	n/a	0	I	Through Windforms Venture Capital, LLC
Common Stock, $.02 par value	7/5/20	J*		2,250,000	D	n/a	0	I	Through Winspire Venture Capital, LLC
Common Stock, $.02 par value	7/5/20	J*		80,980	A	n/a	80,980	I	Siegel#3, LLC
* Windforms Venture Capital , LLC, and Winspire Venture Capital, LLC, were dissolved and their shares were distributed to their members.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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Form 4 (continued) Table II Derivative Securities Acquired, Disposed of, of Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 5)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner-ship Form of Deriv- ative Security: Direct (D) or Indirecct (I) (Instr. 4)	11 Nature of Indirect Benefi- cial Owner- ship (Instr.4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or number of Shares

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /S/ Melvyn B. Siegel 8-24-200

See 18 U.S.C. 1001 and 15 U.S.C 78ff(a). ** Signature of Reporting Person Date

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insufficient, See Instruction 6 for procedure.

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Required to respond unless the form displays a currently valid OMB Number.